

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via Email
Mr. John J. Haley
Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022

> **Re: Towers Watson & Co.**
> **Form 10-K**
> **Filed August 29, 2012**
> **File No. 001-34594**

Dear Mr. Haley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-U.S. GAAP Measures, page 53

1.   We note that you have presented Adjusted Net Income Attributable to Controlling Interests and Adjusted Earnings Per Share-Diluted for the current fiscal year to illustrate what your operating results would have been had you not incurred expenses related to the merger that occurred on January 1, 2010. Given that you have incurred significant acquisition-related expenses for each of the last three years, please tell us why you have not presented this measure for all the periods covered by the income statements included in this filing.

Note 10 – Retirement Benefits, page 86

2.   We note that your plans recognized an actuarial loss in 2012 related to a significant decrease in the discount rates used. Please expand your disclosure to discuss the cause of the change in discount rate. We also note from your disclosure on page 87 that the decrease in the assumed discount rate occurred in 2011. In that regard, please tell us why the change was not reflected in other comprehensive income for fiscal year 2011.

Note 15 – Income Taxes, page 106

3.   We note that you repatriated $51.5 million from your Canadian subsidiary in 2012, and that you no longer provide for deferred taxes on the current or cumulative earnings of this subsidiary. Please explain to us the reason for the repatriation and whether you plan to continue repatriating earnings from this subsidiary, including the tax implications of your decision. Please also tell us and expand your disclosure to explain why this repatriation has no impact on your assertion that earnings from your foreign subsidiaries remain indefinitely reinvested. Please provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla at (202) 551-3414 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant